October 2014 Pricing Sheet dated October 24, 2014 relating to Preliminary Terms No. 1,680 dated October 21, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
PLUS Based on the Performance of a Basket of Six Commodities due October 29, 2018
Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
PRICING TERMS – OCTOBER 24, 2014
Issuer:	Morgan Stanley
Issue price:	$1,000 per PLUS
Stated principal amount:	$1,000 per PLUS
Pricing date:	October 24, 2014
Original issue date:	October 29, 2014 (3 business days after the pricing date)
Maturity date:	October 29, 2018
Aggregate principal amount:	$9,863,000
Basket:	Basket commodity	Bloomberg ticker symbol*	Weighting	Initial basket commodity price
	West Texas Intermediate light sweet crude oil futures contracts (“WTI crude oil”)	CL1	27.5%	$81.01
	RBOB gasoline futures contracts (“gasoline”)	XB1	27.5%	$2.1817
	Copper spot price (“copper”)	LOCADY	12.5%	$6,759.50
	Platinum fixing price (“platinum”)	PLTMLNPM	10.0%	$1,254
	Soybeans futures contracts (“soybeans”)	S 1	16.9%	977.50¢
	Cocoa futures contracts (“cocoa”)	CC1	5.6%	$3,050

* Bloomberg ticker symbols are being provided for reference purposes only.  The initial basket commodity prices were determined and the final basket commodity prices will be determined based on the values published by the relevant exchange, and, notwithstanding the Bloomberg ticker symbols provided for reference purposes above, such prices may be based on the second nearby month futures contract, as further described under “Commodity price” on page 2.

Payment at maturity:
▪ If the basket performance factor is greater than 100%, meaning the basket has appreciated in value:
$1,000 + leveraged upside payment
▪ If the basket performance factor is less than or equal to 100%, meaning the basket has declined in value or not appreciated in value:
$1,000 x basket performance factor
Under these circumstances, the amount will be less than or equal to the stated principal amount of $1,000 and could be zero.  There is no minimum payment at maturity on the PLUS.  Accordingly, you could lose your entire initial investment in the PLUS.

Leveraged upside payment:	$1,000 x leverage factor x basket percent increase
Leverage factor:	117%
Valuation date:	In respect of each basket commodity, October 24, 2018, subject to adjustment for a non-trading day or a market disruption event in respect of the applicable basket commodity
Interest:	None
CUSIP / ISIN:	61762GCH5 / US61762GCH56
Listing:	The PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$926.10 per PLUS. See “Investment Summary” in the accompanying preliminary terms.
	Terms continued on the following page
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per PLUS	$1,000	$25(1)
	$5(2)	$970
Total	$9,863,000	$295,890	$9,567,110
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $25 for each PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5 for each PLUS.
(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.
The PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,680 dated October 21, 2014
Prospectus Supplement for PLUS dated August 17, 2012                     Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837

PLUS Based on the Performance of a Basket of Six Commodities due October 29, 2018
Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities

Terms continued from previous page:
Basket percent increase:	The sum of the products of, with respect to each basket commodity: [(final basket commodity price – initial basket commodity price) / initial basket commodity price] x weighting
Basket performance factor:	The sum of the products of, with respect to each basket commodity: (final basket commodity price / initial basket commodity price) x weighting
Commodity price:
For any trading day:
WTI crude oil: the official settlement price per barrel of WTI crude oil on the NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc. (the “NYMEX Division”) of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX Division on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX Division), then the second nearby month futures contract on such date.
Gasoline: the official settlement price per gallon of New York Harbor reformulated gasoline blendstock for oxygen blending on the NYMEX Division of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX Division on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX Division), then the second nearby month futures contract on such date.
Copper: the official cash offer price per tonne of Copper Grade A on the London Metal Exchange (“LME”) for the spot market, stated in U.S. dollars, as determined by the LME on such date.
Platinum: the afternoon platinum fixing price per troy ounce gross of platinum for delivery in Zurich through a member of the London Platinum and Palladium Market (“LPPM”) authorized to effect such delivery, stated in U.S. dollars, as calculated and published by the LPPM on such date.
On October 16, 2014, The London Platinum and Palladium Fixing Company Limited announced that the LME has been selected and has committed to become the new administrator of the London Platinum and Palladium Fixing with effect from December 1, 2014 and that the LME has developed a bespoke platform that will provide for an “electronic pricing solution.”  If this transfer takes place, the calculation agent may, in its sole discretion, determine that the commodity price for platinum will be based on the new pricing methodology developed by the LME.  The calculation agent may make such adjustments as it determines are necessary to ensure that the commodity price for platinum is comparable to such commodity price prior to such transfer and fairly represents the value of platinum.
Soybeans:  the official settlement price per bushel of deliverable-grade soybeans on the Chicago Board of Trade (“CBOT”) of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. cents, as made public by CBOT on such date.
Cocoa: the official settlement price per metric ton of deliverable-grade cocoa beans on the ICE Futures U.S. (“ICE”) of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. dollars, as made public by ICE on such date.

Relevant exchange:	WTI crude oil: NYMEX Division Gasoline: NYMEX Division Copper: LME Platinum: LPPM. See “Pricing Terms—Commodity price—Platinum” above. Soybeans: CBOT Cocoa: ICE
Initial basket commodity price:	The commodity price for the applicable basket commodity on the pricing date, as set forth under “Basket—Initial basket commodity price” above.
Final basket commodity price:
The commodity price for the applicable basket commodity on the valuation date, subject to adjustment for each basket commodity individually in the event of a market disruption event or a non-trading day.